October 15, 2008

Mr. Andrew Mew

Accounting Branch Chief

Division of Corporation Finance, Mail Stop 3561

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.
Form 10-K for the Fiscal Year Ended February 23, 2008
Form 10-Q for the Fiscal Quarter Ended June 14, 2008
File No. 1-5418

Dear Mr. Mew:

On behalf of SUPERVALU INC. (the “Company”), this letter is in response to your comment letter dated September 10, 2008 with respect to the above referenced matters. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter. We appreciate the Staff’s comments.

Form 10-K for the Fiscal Year Ended February 23, 2008

Business, page 5

1.	We note your revised disclosure and response to our prior comments two and three relating to the disclosure of revenue information by similar products and services. We note the category used in your current Form 10-K of “grocery products” has been essentially split into perishable and nonperishable products, but it may not be clear to an investor which of these two categories would include, for example, frozen food. Also, with respect to pet food and household paper and cleaning products, it is not clear if these items are included in the nonperishable or general merchandise categories. Accordingly, in order to clarify your classifications, please expand your disclosure to explain the types of products you have included in each category. Show us what your disclosure will look like in revised future filings.

Response:

In order to clarify our classifications of similar products sold at retail, the Company will provide the following or substantially similar disclosure in our future Form 10-K filings:

PART I

Item 1.	BUSINESS

Products

The Company offers a wide variety of nationally advertised brand name and private brand name products, primarily including grocery (both perishable and nonperishable), general merchandise and health and beauty care, pharmacy and fuel, which are sold through the Company’s own and licensed retail food stores to shoppers and through its Supply chain services business to independent food stores, mass merchants and other customers. The Company believes that it has adequate and alternative sources of supply for most of its purchased products. The Company’s consolidated net sales include the product sales of the Company’s own and licensed stores and the product sales of the Company’s Supply chain services business to wholesale customers.

The following table provides additional detail on the percentage of consolidated net sales for each group of similar products sold at retail, product sales at wholesale and ancillary services provided to our Supply chain customers:

	2008	2007	2006
Retail food:
Nonperishable grocery products (1)	40%	39%	31%
Perishable grocery products (2)	23	21	15
General merchandise and health and beauty care products (3)	7	7	3
Pharmacy products	6	6	3
Fuel	1	1	—
Other	1	1	1

	78	75	53
Supply chain services:
Product sales to wholesale Supply chain customers	21	24	45
Services to Supply chain customers	1	1	2

	22	25	47

Consolidated net sales	100%	100%	100%

(1)	Includes such items as dry goods, beverages, dairy and frozen foods
(2)	Includes such items as meat, produce, deli and bakery
(3)	Includes such items as household products, over-the-counter medication, candy, beauty care, personal care, seasonal items and tobacco

We supplementally advise the Staff that pet food represents less than 1% of sales and is included in nonperishable grocery products.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 17 – Segment Information, page F-43

2.	We note the internal financial reports provided and your responses to our prior comments five and six. We understand your chief operating decision maker (“CODM”) receives several financial formats, and using these reports, capital and other resources are allocated based on expected return on investment and anticipated sales levels. You also indicate that you manage your retail food business by region and, as a result, have identified five operating segments which are aggregated into the reportable segment – retail food. Our review of the data under the “Segment” tab in the Financial Report shows you track and report to the CODM and the Board discrete financial information predominately with respect to Acquired Operations, Core Retail and Save-A-Lot retail food stores which appear to qualify as operating segments as defined by paragraph 10. Please provide the following information regarding the supplemental reports provided.

•	Please explain how your five identified operating segments relate to Acquired Operations, Core Retail and Save-A-Lot data included in the Financial Report provided to the CODM.

Response:

As noted in the Staff’s comment, we have five retail operating segments—Retail West, Retail Midwest, Retail East, Save-A-Lot and Bristol Farms—managed by four senior executives, each reporting to the CEO. These operating segments resulted from the transformational acquisition of New Albertson’s, Inc. consisting of the supermarket businesses (the “Acquired Operations”) formerly owned by Albertson’s, Inc. (the “Acquisition”). The creation of these operating segments, each with a segment manager, was driven primarily by the need to provide greater executive contact with, and to facilitate the integration of, the large number of new stores in our greatly expanded retail segment following the Acquisition. The operating segment configuration was not at that time, and is not now, the long-term vision for our organizational structure. Our CODM and our Board of Directors continue to primarily look at the retail segment as a whole, not at each of the five retail operating segments, when evaluating the operating and financial performance of our businesses and allocating resources. Therefore, while operating segment data is provided regularly to each of the respective segment managers, we do not include comprehensive operating segment data in the internal reports provided to our CODM and the Board.

Following the Acquisition, the Company continues to work toward a consolidated set of financial systems and, for the near term, is tracking the performance of the Acquired Operations separately from those of certain other retail operations (the “Core Operations”). This tracking is used to measure actual results of the Acquired Operations against expectations and objectives for the Acquisition. For these reasons, financial information regarding Acquired Operations and Core Operations appears in the reports that we provide to our CODM and our Board of Directors. However, this is not how we manage our business. Among other things, we do not have “segment managers” for Acquired Operations and Core Operations. Acquired Operations are included in Retail West, Retail Midwest, Retail East and Bristol Farms. Core Operations are included in Retail Midwest and Retail East.

By the end of fiscal 2010, we expect that the consolidation of the financial systems will be complete and separate financial information for the Acquired Operations will no longer be maintained. Our internal operating reports are evolving to reflect the migration of our financial systems, and we expect that the reports will continue to evolve. As we move to complete the integration of the Acquired Operations, consolidate our financial reporting systems and cease tracking the results of Acquired Operations against expectations, our internal reports will not include separate financial information for Acquired Operations and Core Operations.

•

You state that EBIT as a percent of sales is the primary quantitative measure used to compare operating segments for economic similarities. We did not note EBIT as a percent of sales in the reports you provided for the five identified operating segments. Please relate the divisions that were shown in the reports to the five retail operating segments you have identified.

Response:

EBIT as a percent of sales is the primary quantitative measure we use to compare our retail operating segments for economic similarities and, along with other qualitative factors, supports the aggregation of our five retail operating segments into one reportable segment. As discussed further in our response to Comment 3 below, we believe that EBIT as a percent of sales is the most appropriate measure for this purpose. Our CODM considers EBIT as a percent of sales for the retail segment as a whole when evaluating the operating and financial performance of our businesses and allocating resources. Our CODM does not consider EBIT as a percent of sales for each of the five retail operating segments when evaluating the operating and financial performance of our businesses or when allocating resources between our retail segment and our supply chain segment. Therefore, EBIT as a percent of sales for each of the five retail operating segments is not included in the internal reports that are used by our CODM for that purpose.

We are submitting as supplemental information a table that relates our retail food divisions or banners to our five retail operating segments. The Company hereby requests confidential treatment of this supplemental information pursuant to 17 C.F.R. § 200.83 under the Freedom of Information Act. In addition, the Company requests that this supplemental information be returned to the Company upon completion of the Staff’s review under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and 17 C.F.R. § 230.418(b).

3.	Notwithstanding our request for additional information to clarify our understanding of the CODM reports you have provided, it is not evident how you were able to conclude that you met all of the aggregation criteria of paragraph 17. It appears there are enough differences to render disaggregated information helpful in assessing your performance and the direction of strategic initiatives. For example, year-to-date gross margins for the periods reviewed are very different and do not appear to have the ability to attain similar long-term gross margin trends in the near future. Please clarify for us how the financial data in the reports provided to your CODM and us support your aggregation of the five identified operating segments and provide us any additional historical and future financial data considered.

Response:

The Company has reviewed the aggregation criteria of paragraph 17 of SFAS No. 131 and believes that overall profitability of the operating segments, measured by EBIT as a percent of sales, is the appropriate quantitative measure for assessing whether our five retail operating segments satisfy the aggregation criteria. SFAS No. 131 focuses on resource allocation, and management considers all costs when allocating resources because our business model has significant costs below the gross margin line. Management has historically used EBIT as a percent of sales as a key measure of overall profitability since it takes into account both gross margin and costs related to operating the business that produces that margin. As a result, we believe the overall profitability of the business, as measured by EBIT as a percent of sales, is the appropriate quantitative measure for assessing whether our five retail operating segments satisfy the aggregation criteria of paragraph 17.

In addition, as stated above in our response to Comment 2, the financial data in the reports provided to our CODM are provided for the purpose of evaluating the operating and financial performance of our businesses and for allocating resources, not for determining aggregation of operating segments. EBIT as a percent of sales for the retail segment as a whole is included in the reports provided to our CODM for the purpose of evaluating the operating and financial performance of our businesses and allocating resources. EBIT as a percent of sales for each of our five retail operating segments was in the mid-single digits and approximately 4.5% on an aggregated basis for fiscal 2008 and approximately 4.2% on an aggregated basis for fiscal 2007.

4.	Please disclose in future filings the factors used by the chief operating decision maker to identify your reportable segments, including the basis of organization. In this regard, please disclose whether operating segments have been aggregated. Refer to paragraph 26 of SFAS 131.

Response:

Beginning with our quarterly report on Form 10-Q for the second quarter filed today, the Company will provide the following or substantially similar disclosure in our future Form 10-Q and 10-K filings below the table of Consolidated Composition of Net Sales and Operating Earnings:

The Company’s business is classified by management into two reportable segments: Retail food and Supply chain services. These reportable segments are two distinct businesses, one retail and one wholesale, each with a different customer base, marketing strategy and management structure. The Retail food reportable segment, which is an aggregation of the Company’s retail operating segments, includes results of the Company’s own stores and results of sales to food stores licensed by the Company. The Supply chain services reportable segment includes results of wholesale distribution to third party affiliated food stores, mass merchants and other customers and logistics support services. Substantially all of the Company’s operations are domestic.

Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 3 – Goodwill and Intangible Assets, page 9

5.	In connection with the current economic environment, we note the decline in your retail store operating results and the negative growth in identical store retail sales during the first quarter of fiscal 2009. Further, we also note your shares of common stock are trading at price much lower than a year ago. Along with lower consumer confidence and an unfavorable retail climate, these are key indicators warranting a close review for impairment of the $6.2 billion in goodwill and other indefinite-lived intangible assets associated with your retail food segment. Please advise us of the results of your review and analysis performed in accordance with paragraphs 26 through 28 of SFAS 142.

Response:

In accordance with paragraphs 26 through 28 of SFAS No. 142, management concluded that no impairment of goodwill or other indefinite-lived intangible assets associated with our retail food segment was required at the end of the first quarter ended June 14, 2008 or the second quarter ended September 6, 2008. Additional analysis in support of this conclusion is being submitted as supplemental information. The Company hereby requests confidential treatment of this supplemental information pursuant to 17 C.F.R. § 200.83 under the Freedom of Information Act. In addition, the Company requests that this supplemental information be returned to the Company upon completion of the Staff’s review under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and 17 C.F.R. § 230.418(b).

In our quarterly report on Form 10-Q for the second quarter filed today, our risk factors have been updated to reflect the current economic environment and the disruption in the financial markets, as well as to include a risk factor specific to goodwill or other intangible assets impairment as follows:

An impairment in the carrying value of the Company’s goodwill or other intangible assets could adversely affect the Company’s financial condition and results of operations.

The Company is required to annually test goodwill and intangible assets with indefinite lives, including the goodwill associated with past acquisitions and any future acquisitions, to determine if impairment has occurred. Additionally, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, the Company is required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made. The testing of goodwill and other intangible assets for impairment requires the Company to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations, changes in competition or potential changes in the Company’s stock price and market capitalization. Changes in these factors, or changes in actual performance compared with estimates of our future performance, could affect the fair value of goodwill or other intangible assets, which may result in an impairment charge. The Company cannot accurately predict the amount and timing of any impairment of assets. Should the value of goodwill or other intangible assets become impaired, there could be an adverse effect on the Company’s financial condition and results of operation.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview

6.

We note net sales from your retail food operations declined in the current quarter when compared to the prior year. Further, recent analysis and reports of retail spending patterns have focused on the current economic environment and the difficulties consumers are experiencing in light of cost increases in food and fuel, as well as the increased energy costs you have experienced. Please revise your disclosure in future filings to address the impact of these factors on your current operations and how you expect these recent negative economic trends will affect your retail store operations in future periods. Refer to Item 303(a)(3) of Regulation S-K.

Response:

In our quarterly report on Form 10-Q for the second quarter filed today, we have provided the following disclosure in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

OVERVIEW

The ongoing weakness in the economy and credit market turmoil combined with higher food inflation and energy costs continue to negatively impact consumer confidence and spending. If these trends continue, it could lead to further reduced consumer spending which could impact the Company’s sales growth. We expect identical retail store sales in the second half of fiscal 2009 to be flat or slightly favorable compared to the second half of fiscal 2008 as our new merchandising and marketing initiatives gain momentum and our store remodel effort continues. The Company is committed to maintaining our financial flexibility and investing prudently in our long-term growth.

* * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s financial disclosures. If you have any questions, please call me directly at 952-828-4028 or Burt Fealing in our legal department at 952-828-4289.

Sincerely,

/s/ Pamela K. Knous
Pamela K. Knous
Executive Vice President and Chief Financial Officer